Mail Stop 3561

September 30, 2009

VIA FACSIMILE AND U.S. MAIL

Anthony A. Ibargüen
President and Chief Executive Officer
Insight Enterprises, Inc.
6820 South Harl Avenue
Tempe, Arizona 85283

>   **Re: Insight Enterprises, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2008**
>   **Filed May 12, 2009**
>   **Form 10-Q for Fiscal Quarter Ended June 30, 2009**
>   **Filed August 6, 2009**
>   **File No. 0-25092**

Dear Mr. Ibargüen:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Consolidated Balance Sheets, page 57

1. Please tell us whether there are any items in accrued expenses and other current assets in excess of 5% of total current liabilities and current assets. If so, please state separately such items on the face or in the notes to financial statements as required by Rule 5-02(20) of Regulation S-X.

Consolidated Statements of Cash Flows, page 60

2. Please tell us how to reconcile the gain on sale of discontinued operations for fiscal 2007 to the disclosures in Note (20).

Notes to Consolidated Financial Statements, page 62

Note (1) Operations and Summary of Significant Accounting Policies, page 62

3. Please disclose the nature of expenses classified in the costs of goods sold and selling and administrative expenses line items in the consolidated statements of operations.

Note (7) Debt and Inventory Financing Facility, page 79

Covenants, page 80

4. Please disclose how you calculate EBITDA, as defined in the senior revolving credit facility and ABS facility agreements. Please disclose the same information in your discussion of the EBITDA debt covenant on page 48 and in the risk factor on page 14. In addition, please confirm to us that EBITDA has been calculated in accordance with the debt covenants.

Note (19) Acquisitions, page 96

5. Please tell us whether you recognized a deferred tax liability or asset for differences between the assigned values and the tax basis of recognized assets acquired and liabilities assumed in each of the transactions. Also tell us the amounts recognized and captions in the tables of amounts allocated to net assets acquired.

Item 11. Executive Compensation, page 115

Compensation Discussion and Analysis, page 115

6. We note your Compensation Committee Charter that is posted to your website. Please provide the disclosure required by Item 407(e)(2) of Regulation S-K.

7. We note your disclosure that 40% of the target cash incentive compensation for 2008 was based on achievement of annual individual performance goals which were set at the beginning of 2008. For each of your named executive officers, please describe what specific aspects of the officer's individual performance were taken into account. Refer to Item 402(b)(2)(vii) of Regulation S-K.

Exhibits 10.26, 10.27 and 10.28

8. We note that the referenced exhibits were not filed in their entirety. With your
    next periodic report, please re-file these agreements as complete exhibits,
    including all of the schedules and exhibits thereto. Refer to Rule 601(b)(10) of
    Regulation S-K. Please note that Item 601(b)(2) of Regulation S-K provides a
    carve-out for schedules or attachments that are not material to an investment
    decision, but Item 601(b)(10) does not include a similar provision.

Form 10-Q for Fiscal Quarter Ended June 30, 2009

Item 4. Controls and Procedures, page 32

Changes in Internal Control over Financial Reporting, page 33

9. Item 308(c) of Regulation S-K requires disclosure of any change in internal
    control over financial reporting during the last fiscal quarter that has materially
    affected, or is reasonably likely to materially affect, internal control over financial
    reporting. As such, we note your disclosure that you are "implementing improved
    manual controls to ensure that aged trade credits are accounted for appropriately
    in compliance with all legal and accounting requirements" and that "[t]here were
    no *other* changes in [your] internal control over financial reporting… during the
    quarter ended June 30, 2009 that [] materially affected, or [are] reasonably likely
    to materially affect, [your] internal control over financial reporting." (emphasis
    added) Please include a discussion of the specific changes to your internal control
    over financial reporting that were implemented during the last fiscal quarter. In
    addition, please refrain from making a qualified statement regarding whether or
    not you made changes.

*   *   *

As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. If you amend one of your filings, you may
wish to provide us with marked copies of the amendment to expedite our review. Please
furnish a letter that keys your responses to our comments and provides any requested
information. Detailed letters greatly facilitate our review. Please understand that we may
have additional comments after reviewing your amendment and responses to our
comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in these filings to be certain that the filings include all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or in her absence William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director